June 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Mailstop 3233

100 F Street, N.E.

Washington, DC 20549

Attn:    Sonia Gupta Barros

Re:	Essential Properties Realty Trust, Inc.
Registration Statement on Form S-11
File No. 333-225215

Dear Ms. Barros:

To facilitate review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) of the above-referenced registration statement on Form S-11 (the “Registration Statement”), which relates to the proposed public offering of shares of common stock, $0.01 par value per share, of Essential Properties Realty Trust, Inc. (the “Company”), we have attached as Annex A hereto a revised version of the “Unaudited Pro Forma Consolidated Financial Statements of Essential Properties Realty Trust, Inc.” section that will be included in the prospectus constituting a part of the Registration Statement. The aforementioned section has been revised to reflect conversations between the Staff and the Company.

Please contact the undersigned at (212) 839-8652 at your earliest convenience if you have any comments or questions, as the Company has advised us that, subject to market conditions, it would like to commence the proposed public offering on Monday June 11, 2018, or as soon thereafter as practicable. Thank you for your consideration in this matter.

Very truly yours,

/s/ Bartholomew A. Sheehan

Bartholomew A. Sheehan

cc:    Jennifer Monick, Securities and Exchange Commission

Babette Rosenbaum Cooper, Securities and Exchange Commission

Sandra Hunter Berkheimer, Securities and Exchange Commission

Peter M. Mavoides, Essential Properties Realty Trust, Inc.

Julian Kleindorfer, Latham & Watkins LLP

Lewis Kneib, Latham & Watkins LLP

J. Gerard Cummins, Sidley Austin LLP

Annex A

Essential Properties Realty Trust, Inc.

Unaudited Pro Forma Consolidated Financial Statements

As used in these unaudited pro forma consolidated financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean Essential Properties Realty Trust LLC, a Delaware limited liability company, which we refer to as our predecessor or EPRT LLC, for the periods presented and Essential Properties Realty Trust, Inc. and its consolidated subsidiaries upon consummation of this offering, the concurrent Eldridge private placement and the formation transactions, in each case, as described below.

Prior to completion of this offering, the concurrent Eldridge private placement and the formation transactions, our business was owned by and conducted directly and indirectly through EPRT LLC. EPRT LLC is principally owned indirectly by, and is controlled by, Eldridge Industries, LLC, or Eldridge, a private investment firm specializing in providing both equity and debt capital that has historically provided a substantial portion of our equity funding and will have an ownership interest in our company of approximately 43.9% on a fully diluted basis (based on the mid-point of the price range set forth on the front cover of this prospectus). Certain members of our senior management team also held interests in EPRT LLC. On December 31, 2017, the owners of EPRT LLC contributed all of their interests in EPRT LLC to a newly formed Delaware limited liability company, EPRT Holdings, LLC, in exchange for interests in EPRT Holdings, LLC with the same rights as the interests they held in EPRT LLC.

Upon completion of this offering, the concurrent Eldridge private placement and the formation transactions, we will hold substantially all of our assets, and will conduct substantially all of our operations, through our operating partnership, Essential Properties, L.P. Our wholly-owned subsidiary, Essential Properties OP G.P., LLC, will be the sole general partner of our operating partnership.

2017 Net Investment Activity

During 2017:

•	we completed 212 property acquisitions with an aggregate purchase price of $527.1 million (including transaction costs), or our 2017 completed acquisitions;

•	we reimbursed three of our tenants for an aggregate of $7.5 million in construction costs that they incurred in connection with construction projects at three of our properties (one of which we fully funded in the amount of $3.5 million) in exchange for contractually specified rent that generally increases proportionally with our funding, or our 2017 funded tenant construction reimbursement obligations; and

•	we completed 47 property dispositions with an aggregate sale price, net of transaction costs, of $53.6 million, or our 2017 completed dispositions.

We collectively refer to our 2017 completed acquisitions, our 2017 funded tenant construction reimbursement obligations and our 2017 completed dispositions as our 2017 net investment activity.

2018 Net Investment Activity

First Quarter 2018 Net Investment Activity

During the period from January 1, 2018 through March 31, 2018:

•	we completed 25 property and three land parcel acquisitions with an aggregate purchase price of $59.0 million (including transaction costs), or our first quarter 2018 completed acquisitions;

•	we reimbursed four of our tenants for $4.5 million in construction costs that they incurred in connection with construction at four of our properties in exchange for contractually specified rent that generally increases proportionally with our funding, or our first quarter 2018 funded tenant construction reimbursement obligations;

•	we funded $0.6 million of a tenant loan commitment, or our first quarter 2018 funded tenant loan commitment; and

•	we completed property dispositions with an aggregate sale price, net of disposition costs, of $7.7 million, or our first quarter 2018 completed dispositions.

Second Quarter 2018 Net Investment Activity

During the period from April 1, 2018 through June 1, 2018:

•	we completed 35 property acquisitions with an aggregate purchase price of $79.7 million (including transaction costs), or our second quarter 2018 completed acquisitions and, together with our first quarter 2018 completed acquisitions, our 2018 completed acquisitions;

•	we reimbursed three of our tenants for $1.3 million in construction costs that they incurred in connection with construction at three of our properties (one of which we fully funded in the amount of $1.7 million) in exchange for contractually specified rent that generally increases proportionally with our funding, or our second quarter 2018 funded tenant construction reimbursement obligations and, together with our first quarter 2018 funded tenant construction reimbursement obligations, our 2018 funded tenant construction reimbursement obligations;

•	we funded $0.3 million of a tenant loan commitments, or our second quarter 2018 funded tenant loan commitment and, together with our first quarter 2018 funded tenant loan commitment, our 2018 funded tenant loan commitment; and

•	we completed property dispositions with an aggregate sale price, net of disposition costs, of $9.4 million, or our second quarter 2018 completed dispositions and, together with our first quarter 2018 completed dispositions, our 2018 completed dispositions.

As of June 1, 2018:

•	we had 51 properties under contract that are considered probable of acquisition with an aggregate purchase price of $127.4 million (excluding estimated transaction costs), or our probable acquisitions;

•	we had two properties under contract that are considered probable of disposition with an aggregate sale price of $2.7 million (excluding estimated transaction costs), or our probable dispositions;

•	we had aggregate unfunded tenant construction reimbursement obligations totaling $13.3 million with respect to four of our properties, or our remaining tenant construction reimbursement obligations; and

•	we had an unfunded tenant loan commitment of $2.7 million, or our remaining tenant loan commitment.

We collectively refer to our second quarter 2018 completed and probable acquisitions, our second quarter 2018 funded and remaining tenant construction reimbursement obligations, our second quarter 2018 funded and remaining loan commitment and our second quarter 2018 completed and probable dispositions as our second quarter 2018 net investment activity. In addition, we collectively refer to our 2018 completed and probable acquisitions, our 2018 funded and remaining tenant construction reimbursement obligations, our 2018 funded and remaining tenant loan commitment and our 2018 completed and probable dispositions as our 2018 net investment activity.

Consummation of each of our 2018 probable acquisitions and dispositions is subject to customary closing conditions, including completion of our and our counterparty’s respective due diligence processes, and no assurance can be given that we will complete our 2018 probable acquisitions or dispositions on the terms described above or at all. In addition, no assurance can be given that funding of our remaining tenant construction reimbursement obligations and tenant loan commitment will be completed by any particular date.

Pre-Offering Equity Investment

In January 2018, Eldridge made a $50.0 million equity investment in EPRT Holdings, LLC, or the pre-offering equity investment. Proceeds from the pre-offering equity investment were used to repay short-term notes issued to an affiliate of Eldridge.

This Offering

We will sell 32,500,000 shares of our common stock in this offering and an additional 4,875,000 shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock in full. We estimate that the net proceeds to us from this offering will be approximately $463.5 million, or $534.6 million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and other estimated expenses, in each case, based on an assumed initial public offering price of $15.50 per share, which is the mid-point of the price range set forth on the front cover of this prospectus. These unaudited pro forma financial statements assume no exercise by the underwriters of their option to purchase additional shares.

Concurrent Eldridge Private Placement

Concurrently with the completion of this offering, Eldridge will invest $125.0 million in shares of common stock and, if such investment would represent more than 19.0% of our outstanding shares of common stock, in shares of common stock and units in our operating partnership, or the concurrent Eldridge private placement, at a price per share and per share and unit, if applicable, equal to the initial public offering price per share of common stock in this offering (without payment of any underwriting discount). Eldridge’s investment in the concurrent Eldridge private placement will be allocated so that it will purchase up to 19.0% of the common stock to be outstanding immediately after completion of this offering and the concurrent Eldridge private placement, with the balance of this additional investment amount to be made in OP units. Assuming an initial public offering price of $15.50 per share, which is the mid-point of the price range set forth on the front cover of this prospectus, Eldridge will purchase 7,785,611 shares of our common stock and 278,905 OP units in the concurrent Eldridge private placement. See “Pricing Sensitivity Analysis.”

Formation Transactions

Through the formation transactions, the following have occurred or will occur prior to or concurrently with the completion of this offering.

•	Essential Properties Realty Trust, Inc. was formed by EPRT Holdings, LLC as a Maryland corporation on January 12, 2018.

•	Essential Properties OP G.P., LLC was formed by Essential Properties Realty Trust, Inc. as a Delaware limited liability company on March 16, 2018, or, together with the formation of Essential Properties Realty Trust, Inc., the entity organization transactions.

•	Prior to the completion of this offering, EPRT LLC will convert from a Delaware limited liability company into a Delaware limited partnership, change its name to Essential Properties, L.P. and adopt the Agreement of Limited Partnership pursuant to which, among other things, our wholly-owned subsidiary, Essential Properties OP G.P., LLC, will become Essential Properties, L.P.’s sole general partner.

•	In connection with EPRT LLC’s conversion into a Delaware limited partnership, EPRT Holdings, LLC’s interest in EPRT LLC will be converted into 17,913,592 OP units.

•	We will contribute the net proceeds from this offering and the concurrent private placement of common stock to Eldridge in exchange for 40,976,901 OP units (or 45,851,901 OP units if the underwriters exercise their option to purchase up to an additional 4,875,000 shares of our common stock in full), representing a 69.3% ownership interest in the operating partnership (71.6% if the underwriters exercise their option to purchase up to an additional 4,875,000 shares of our common stock in full), with EPRT Holdings, LLC and Eldridge holding 30.2% and 0.5% ownership interests in the operating partnership, respectively (28.0% and 0.4% if the underwriters exercise their option to purchase up to an additional 4,875,000 shares of our common stock in full) (in each case, based on the mid-point of the price range set forth on the front cover of this prospectus).

Concurrently with the completion of this offering, we and our operating partnership expect to enter into a revolving credit facility that will be available for general corporate purposes, including for funding future acquisitions. Affiliates of certain of the underwriters are expected to be lenders under our new revolving credit facility.

We expect our operating partnership to use the net proceeds received from us and in any concurrent private placement of OP units (i) to repay short-term notes with an aggregate principal balance of approximately $428.0 million issued to an affiliate of Eldridge and (ii) for general corporate purposes, including potential future investments. These short term notes accrue interest at an annual rate equal to LIBOR plus a spread of between 2.14% and 2.76% (with a weighted average annual interest rate of 3.83% as of March 31, 2018) and mature on various dates throughout 2018 and 2019 (with a weighted average maturity of 245 days as of March 31, 2018).

The unaudited pro forma consolidated financial statements as of and for the three months ended March 31, 2018 and for the year ended December 31, 2017 are presented as if (i) our second quarter 2018 net investment activity, (ii) this offering and related use of proceeds, (iii) the concurrent Eldridge private placement and related use of proceeds, (iv) the formation transactions (other than the entity organizational transactions) and (v) certain other adjustments had all occurred on March 31, 2018 for the unaudited pro forma consolidated balance sheet and (i) our 2017 net investment activity, (ii) our 2018 net investment activity, (iii) the pre-offering equity investment and related use of proceeds, (iv) this offering and related use of proceeds, (v) the concurrent Eldridge private placement and related use of proceeds, (vi) the formation transactions and (vii) certain other adjustments had all occurred on January 1, 2017 for the unaudited pro forma consolidated statements of operations.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of our predecessor, including the notes thereto, and other financial information and analysis, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in this prospectus. The unaudited pro forma consolidated financial statements (i) are based on available information and assumptions that we deem reasonable; (ii) are presented for informational purposes only; (iii) do not purport to represent our financial position or results of operations or cash flows that would actually have occurred assuming completion of our second quarter 2018 net investment activity, this offering and related use of proceeds, the concurrent Eldridge private placement and related use of proceeds, the formation transactions (other than the entity organizational transactions) and other adjustments described above had all occurred on March 31, 2018 for the unaudited pro forma consolidated balance sheet or completion of our 2017 net investment activity, our 2018 net investment activity, the pre-offering equity investment, this offering and related use of proceeds, the concurrent Eldridge private placement and related use of proceeds, the formation transactions or other adjustments described above had all occurred on January 1, 2017 for the unaudited pro forma consolidated statements of operations; and (iv) do not purport to be indicative of our future results of operations or our financial position.

ESSENTIAL PROPERTIES REALTY TRUST, INC.

Unaudited Pro Forma Consolidated Balance Sheet

as of March 31, 2018

(Dollar amounts in thousands)

	Essential Properties Realty Trust, Inc. (A)	Essential Properties Realty Trust LLC (B)	Second Quarter 2018 Completed and Probable Acquisitions (C)		Second Quarter 2018 Funded and Remaining Tenant Construction Reimbursement Obligations (C)		Second Quarter 2018 Funded and Remaining Tenant Loan Commitment (C)		Second Quarter 2018 Completed and Probable Dispositions (D)		Consolidated Balance Sheet Prior to the Offering and Concurrent Eldridge Private Placement	Proceeds from Offering and Concurrent Eldridge Private Placement (E)		Use of Proceeds from Offering and Concurrent Eldridge Private Placement (F)		Other Pro Forma Adjustments			Company Pro Forma
ASSETS
Investments:
Real estate investments, at cost:
Land and improvements	$	$296,081		$79,710		$2,151	$			$(1,681)	$376,261	$		$		$			$376,261
Building and improvements		616,389		125,241		19,356				(2,228)	758,758								758,758
Lease incentive		2,275									2,275								2,275
Construction in progress		7,042				(7,042)					—								—
Intangible lease assets		63,761		2,544						(251)	66,054								66,054

Total real estate investments, at cost		985,548		207,495		14,465		—		(4,160)	1,203,348		—		—		—		1,203,348
Less: accumulated depreciation and amortization		(31,310)								260	(31,050)								(31,050)

Total real estate investments, net		954,238		207,495		14,465		—		(3,900)	1,172,298		—		—		—		1,172,298
Direct financing lease receivables, net		2,707									2,707								2,707
Real estate investments held for sale, net		5,885								(5,885)	—								—

Net investments		962,830		207,495		14,465		—		(9,785)	1,175,005		—		—		—		1,175,005
Cash and cash equivalents		1,842		(7,470)		2,535		(7)		4,126	1,026		588,525		(428,000)		(2,905)	(G)	158,646
Restricted cash		9,329		(16,602)						7,832	559								559
Straight-line rent receivable, net		7,148								(83)	7,065								7,065
Prepaid expenses and other assets, net		5,444						3,007			8,451						2,905	(G)	11,356

Total assets	$	$986,593		$183,423		$17,000		$3,000		$2,090	$1,192,106		$588,525		$(428,000)		$—		1,352,631

LIABILITIES AND EQUITY
Secured borrowings, net of deferred financing costs	$	$510,138	$		$		$		$		$510,138	$		$		$			$510,138
Notes payable to related party		225,000		183,000		17,000		3,000			428,000				(428,000)				—
Intangible lease liabilities, net		12,425		423							12,848								12,848
Intangible lease liabilities held for sale, net		—									—								—
Accrued liabilities and other payables		6,277									6,277								6,277

Total liabilities		753,840		183,423		17,000		3,000		—	957,263		—		(428,000)		—		529,263

Commitments and contingencies		—									—								—
Common stock		—									—		410						410
Additional paid in capital		—									—		583,792						583,792
Retained earnings		—									—								—
Equity in Essential Properties Realty Trust LLC		232,753								2,090	234,843						(234,843)	(H)	—
Non-controlling interest		—									—		4,323				234,843	(H)	239,166

Total equity		232,753		—		—		—		2,090	234,843		588,525		—		—		823,368

Total liabilities and equity	$	$986,593		$183,423		$17,000		$3,000		$2,090	$1,192,106		$588,525		$(428,000)		$—		$1,352,631

ESSENTIAL PROPERTIES REALTY TRUST, INC.

Unaudited Pro Forma Consolidated Statement of Operations

For the Three Months Ended March 31, 2018

(Dollar amounts in thousands, except share and per share amounts)

	Essential Properties Realty Trust, Inc. (AA)	Essential Properties Realty Trust LLC (BB)	2018 Completed and Probable Acquisitions (CC)	2018 Funded and Remaining Tenant Construction Reimbursement Obligations (CC)	2018 Funded and Remaining Tenant Loan Commitment (CC)		2018 Completed and Probable Dispositions (DD)	Other Pro Forma Adjustments		Company Pro Forma
Revenues:
Rental revenue	$	$20,075	$5,173	$447	$		$(155)	$		$25,540
Interest income on direct financing lease receivables		62								62
Other revenue		66				64				130

Total revenues		20,203	5,173	447		64	(155)	—		25,732

Expenses:
Interest		8,276		53				(259)	(EE)	6,619
								(1,451)	(FF)
General and administrative		3,386						1,159	(HH)	4,545
Property expenses		347	(7)				(33)			307
Depreciation and amortization		6,468	1,402	157			(91)			7,936
Provision for impairment of real estate		1,849					(1,185)			664

Total expenses		20,326	1,395	210		—	(1,309)	(551)		20,071

Income (loss) before gain on dispositions of real estate		(123)	3,778	237		64	1,154	551		5,661
Gain on dispositions of real estate, net		1,232					(1,232)			—

Net income (loss)	$	$1,109	$3,778	$237		$64	$(78)	551		5,661

Less: net income attributable to non-controlling interests								(1,741)	(II)	(1,741)

Net income attributable to stockholders								$(1,190)		$3,920

Pro forma weighted average common shares outstanding – basic										40,976,901
Pro forma weighted average common shares outstanding – diluted										59,169,398
Pro forma basic earnings (loss) per share										$0.10	(JJ)
Pro forma diluted earnings (loss) per share										$0.10	(KK)

ESSENTIAL PROPERTIES REALTY TRUST, INC.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2017

(Dollar amounts in thousands, except share and per share amounts)

	Essential Properties Realty Trust, Inc. (AA)	Essential Properties Realty Trust LLC (BB)	2017 Completed Acquisitions (LL)	2017 Completed Dispositions (MM)	2018 Completed and Probable Acquisitions (CC)	2018 and 2017 Funded and Remaining Tenant Construction Reimbursement Obligations (CC)	2018 Funded and Remaining Tenant Loan Commitment (CC)		2018 Completed and Probable Dispositions (DD)	Other Pro Forma Adjustments			Company Pro Forma
Revenues:
Rental revenue	$	$53,373	$25,671	$(2,030)	$22,604	$2,807	$		$(1,235)	$			$101,190
Interest income on direct financing lease receivables		293		(3)									290
Other revenue		832						285					1,117

Total revenues		54,498	25,671	(2,033)	22,604	2,807		285	(1,235)		—		102,597

Expenses:

Interest		22,574									(509)	(EE)	26,361
											(1,517)	(FF)
											5,813	(GG)

General and administrative		8,936									4,637	(HH)	13,573
Property expenses		1,547		(146)	(28)				(134)				1,239
Depreciation and amortization		19,516	7,424	(925)	6,196	792			(480)				32,523
Provision for impairment of real estate		2,377							(1,416)				961

Total expenses		54,950	7,424	(1,071)	6,168	792		—	(2,030)		8,424		74,657

Income (loss) before gain on dispositions of real estate		(452)	18,247	(962)	16,436	2,015		285	795		(8,424)		27,940
Gain on dispositions of real estate, net		6,748		(6,748)									—

Net income (loss)	$	$6,296	$18,247	$(7,710)	$16,436	$2,015		$285	$795		(8,424)		27,940

Less: net income attributable to non-controlling interests											(8,590)	(II)	(8,590)

Net income attributable to stockholders											$(17,014)		$19,350

Pro forma weighted average common shares outstanding – basic													40,976,901
Pro forma weighted average common shares outstanding – diluted													59,169,398
Pro forma basic earnings (loss) per share													$0.47	(JJ)
Pro forma diluted earnings (loss) per share													$0.47	(KK)

1. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

The adjustments to the unaudited pro forma consolidated balance sheet as of March 31, 2018 are as follows:

(A)	Reflects the audited historical balance sheet of Essential Properties Realty Trust, Inc. as of March 31, 2018. Essential Properties Realty Trust, Inc. has had no operating activity since its formation on January 12, 2018, other than the issuance of 100 shares of common stock for an aggregate purchase price of $100 in connection with its initial capitalization, which was paid on January 17, 2018. These 100 shares will be repurchased by us at or prior to the closing of the offering for $100.

(B)	Reflects the unaudited historical consolidated balance sheet of our predecessor as of March 31, 2018. Prior to the completion of this offering, EPRT LLC will convert from a Delaware limited liability company into a Delaware limited partnership, change its name to Essential Properties, L.P. and adopt the Agreement of Limited Partnership pursuant to which, among other things, our wholly-owned subsidiary, Essential Properties OP G.P., LLC, will become Essential Properties, L.P.’s sole general partner. As a result, our predecessor’s assets and liabilities will be reflected at their historical cost basis.

(C)	During the period from April 1, 2018 through June 1, 2018, we completed 35 property acquisitions with an aggregate purchase price of $79.7 million (including transaction costs). As of June 1, 2018, we had 51 properties under contract that are considered probable of acquisition with an aggregate purchase price of $127.4 million (excluding estimated transaction costs). In addition, during the period from April 1, 2018 through June 1, 2018, we reimbursed $1.3 million of our tenant construction reimbursement obligations, with an estimated aggregate remaining amount of tenant construction reimbursement obligations of $13.3 million as of June 1, 2018. During the same period, we also funded $0.3 million of a tenant loan commitment, with a remaining unfunded loan commitment of $2.7 million as of June 1, 2018.

Our completed and probable acquisitions will be accounted for as asset acquisitions because there was no substantive process acquired in any of the acquisitions and substantially all of the fair value of the individual acquisitions is concentrated in a single identifiable asset or group of similar identifiable assets. In addition, costs incurred for our tenant construction reimbursement obligations and tenant loan commitment that are directly related to properties under construction, which include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs and real estate taxes and insurance, are capitalized during the period of construction as construction in progress. Once major construction activity has ceased, the costs capitalized to construction in progress are transferred to land and improvements and buildings and improvements as the cost of the property.

The following table presents information about our second quarter 2018 completed and probable acquisitions, including a preliminary purchase price allocation to the assets acquired or expected to be acquired and liabilities assumed or expected to be assumed, as well as an estimated allocation to land and improvements and buildings and improvements of the capitalized costs incurred or expected to be incurred prior to substantial completion of our second quarter 2018 funded and remaining tenant construction reimbursement obligations (dollars in thousands):

	Second Quarter 2018 Completed Acquisitions	Probable Acquisitions	Second Quarter 2018 Funded and Remaining Tenant Construction Reimbursement Obligations	Total
Number of properties	35	51	5

Allocation of purchase price:
Land and improvements	$28,766	$50,944	$2,151	$81,861
Building and improvements	48,825	76,416	19,356	144,597
Construction in progress	—	—	(7,042)	(7,042)
Intangible lease assets	2,544	—	—	2,544

Assets acquired	80,135	127,360	14,465	221,960

Intangible lease liabilities	(423)	—	—	(423)

Liabilities assumed	(423)	—	—	(423)

Investment amount (including transaction costs)	$79,712	$127,360	$14,465	$221,537

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets.

The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases based on the specific characteristics of each tenant’s lease, including leasing commissions, legal and other related expenses. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from six to 12 months.

The fair value of above- or below-market leases is recorded based on the net present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and our estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining non-cancelable term of the lease, including any below-market fixed rate renewal options for below-market leases.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including real estate valuations prepared by independent valuation firms. We also consider other information and factors, including market conditions, the industry that the tenant operates in, characteristics of the real estate (i.e., location, size, demographics, value and comparative rental rates), tenant credit profile and the importance of the location of the real estate to the operations of the tenant’s business. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. We use the information obtained as a result of our pre-acquisition due diligence as part of our consideration of the accounting standard governing asset retirement obligations and, when necessary, will record a asset retirement obligation as part of the purchase price allocation.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations. The final purchase price allocation will be determined when we have completed our valuations and calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

(D)	During the period from April 1, 2018 through June 1, 2018, we completed property dispositions with an aggregate sale price, net of disposition costs, of $9.4 million. As of June 1, 2018, we had two properties under contract that are considered probable of disposition with an aggregate sale price of $2.7 million (excluding estimated transaction costs). This adjustment reflects removal of the historical carrying value (including accumulated depreciation and amortization) of our second quarter 2018 completed and probable dispositions.

(E)	Reflects the sale of 32,500,000 shares of common stock in this offering at a public offering price of $15.50 per share, which is mid-point of the price range set forth on the front cover of this prospectus, net of underwriting discounts and other estimated offering expenses payable by us, and the sale of 7,785,611 shares of common stock and 278,905 OP units with an aggregate purchase price of $125.0 million in the concurrent Eldridge private placement at a price per share and per unit equal to the initial public offering price per share of common stock in this offering (without payment of any underwriting discounts).

(in thousands)
Gross proceeds from concurrent Eldridge private placement	$125,000
Gross proceeds from this offering	503,750
Underwriting discounts	(30,225)

Proceeds before offering expenses payable by us	598,525

Offering expenses payable by us(1)	(10,000)

Net proceeds from the concurrent Eldridge private placement and this offering	$588,525

(1)	Includes offering costs of $3.0 million on our predecessor’s consolidated balance sheet as of March 31, 2018.

Eldridge’s investment in the concurrent Eldridge private placement will be allocated so that it will purchase up to 19.0% of the common stock to be outstanding immediately after completion of this offering and the concurrent Eldridge private placement, with the balance of this additional investment amount to be made in OP units. Assuming an initial public offering price of $15.50 per share, which is the mid-point of the price range set forth on the front cover of this prospectus, Eldridge will purchase 7,785,611 shares of our common stock and 278,905 OP units in the concurrent Eldridge private placement.

(F)	Reflects the use of the net proceeds from this offering and the concurrent Eldridge private placement to repay approximately $428.0 million of short-term notes issued to an affiliate of Eldridge, with the balance of such net proceeds held in cash and available for general corporate purposes, including potential future investments.

(G)

Reflects the payment of approximately $2.9 million of lender fees in connection with the closing of the unsecured revolving credit facility that we expect to enter into upon completion of this offering. A group of lenders has provided aggregate commitments for an unsecured revolving credit facility allowing borrowings of up to $300 million. We expect the facility to have a term of four (4) years. We also expect the facility to have an accordion feature that may allow us to increase the availability under the facility by an additional $200 million, subject to meeting specified requirements and obtaining additional commitments from lenders. We intend to use the facility to fund new investments and for general corporate purposes, including working capital. Deferred financing costs related to the establishment of our unsecured revolving credit facility are deferred and amortized to interest expense over the term of the facility and are included in prepaid expenses and other assets, net.

(H)	Reflects the elimination of our predecessor’s members’ equity of $234.8 million and the rebalancing of this equity to non-controlling interests.

2. Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

The adjustments to the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017 are as follows:

(AA)	Essential Properties Realty Trust, Inc. has had no operating activity since its formation on January 12, 2018, other than the issuance of 100 shares of common stock for an aggregate purchase price of $100 in connection with its initial capitalization, which was paid on January 17, 2018. These 100 shares will be repurchased by us at or prior to the closing of the offering for $100.

(BB)	Reflects the historical consolidated statement of operations of our predecessor for the three months ended March 31, 2018 and the year ended December 31, 2017. As discussed in Note B, prior to the completion of this offering, EPRT LLC will convert from a Delaware limited liability company into a Delaware limited partnership, change its name to Essential Properties, L.P. and adopt the Limited Partnership Agreement pursuant to which, among other things, our wholly-owned subsidiary, Essential Properties OP G.P., LLC, will become Essential Properties, L.P.’s sole general partner. As a result, our predecessor’s assets and liabilities will be reflected at their historical cost basis.

(CC)	Reflects aggregate rental revenue from our 2018 completed and probable acquisitions, our 2018 funded and remaining tenant construction reimbursement obligations and tenant loan commitment and our 2017 funded tenant construction reimbursement obligations for the period prior to acquisition or completion of funding based on contractually specified cash base rent for these properties or loan terms in effect on the date of acquisition or completion of funding, respectively, recorded on a straight-line basis, assuming completion of the acquisition or funding had occurred on January 1, 2017. We amortize acquired above- and below-market leases as a decrease or increase to rental revenue, respectively, over the lives of the respective leases.

During the period from January 1, 2018 through June 1, 2018, we completed 60 property and three land parcel acquisitions with an aggregate purchase price of $138.7 million (including transaction costs). As of June 1, 2018, we had 51 properties under contract that are considered probable of acquisition with an aggregate purchase price of $127.4 million (excluding estimated transaction costs). In addition, we reimbursed $5.8 million of our tenant construction reimbursement obligations during the period from January 1, 2018 through June 1, 2018, with an estimated aggregate remaining amount of tenant construction reimbursement obligations of $13.3 million as of June 1, 2018. During the same period, we funded $0.9 million of a tenant loan commitment with a remaining unfunded loan commitment of $2.7 million as of May 18, 2018.

This adjustment also reflects aggregate depreciation and amortization expense for the period prior to acquisition or completion of funding, which has been calculated on a straight-line basis based on the estimated useful lives of up to 40 years for buildings and 15 years for site improvements and, with respect to acquired in-place leases, the remaining terms of the respective leases.

(DD)	Reflects the removal of aggregate rental revenue, depreciation and amortization expense and property expenses from our 2018 completed and probable dispositions for the period prior to disposition, assuming the disposition had occurred on January 1, 2017. During the period from January 1, 2018 through June 1, 2018, we completed property dispositions with an aggregate sale price, net of disposition costs, of $17.1 million. As of June 1, 2018, we had two properties under contract that are considered probable of disposition with an aggregate sale price of $2.7 million (excluding estimated transaction costs).

Additionally, for the three months ended March 31, 2018 and the year ended December 31, 2017, this adjustment reflects the removal of $1.2 million and $1.4 million, respectively, of provision for impairment of real estate from our 2018 completed and probable dispositions and, for the three months ended March 31, 2018, reflects the removal of $1.2 million of gain on dispositions of real estate, net from our 2018 completed and probable dispositions.

(EE)	Reflects a reduction in interest expense of $0.3 million for the three months ended March 31, 2018 and $0.5 million for the year ended December 31, 2017 related to the repayment of $50.0 million of short-term notes issued to an affiliate of Eldridge with the proceeds from the $50.0 million pre-offering equity investment made by Eldridge in EPRT Holdings, LLC in January 2018 as if such repayment took place on January 1, 2017.

(FF)	Reflects a reduction in interest expense of $1.8 million for the three months ended March 31, 2018 and $3.0 million for the year ended December 31, 2017 related to the repayment of $428.0 million of indebtedness with the net proceeds from this offering and the concurrent Eldridge private placement described in Note F, partially offset by an increase in interest expense of $0.4 million for the three months ended March 31, 2018 and $1.5 million for the year ended December 31, 2017 associated with the unused fee related to the new unsecured revolving credit facility that we expect to enter into in connection with the consummation of this offering and the formation transactions as if such repayment took place on and such facility was entered into on January 1, 2017. The new unsecured revolving credit facility is expected to require that we pay fees equal to a percentage of any unused portion of our borrowing capacity under the facility, and these fees are recorded as interest expense. This adjustment also includes the amortization of known deferred financing costs related to the new unsecured revolving credit facility, which is recorded as interest expense. No assurance can be given that we will close on the new unsecured revolving credit facility based on this proposed timing, or at all.

(GG)	Reflects an increase in interest expense of $5.8 million due to the full year 2017 impact of interest expense associated with the issuance of $248.1 million of notes under our Master Trust Funding Program in July 2017, the net proceeds from which were used to partially fund our 2017 completed acquisitions described in Note CC, as if such issuance took place on January 1, 2017. These notes accrue interest at a weighted-average annual fixed interest rate of 4.16%.

(HH)

Reflects expected equity-based compensation expense associated with the grant of an aggregate of 691,290 shares of restricted common stock to our directors, executive officers and other employees in connection with the completion of this offering pursuant to the Equity Incentive Plan. We recognize equity-based compensation on a straight-line basis over the requisite service period of each award. Compensation costs on these awards are expected to be recognized over a weighted average vesting period of 2.96 years. In addition, as a result of the offering, the concurrent Eldridge private placement and the formation transactions, general and administrative expense is expected to increase by $0.1 million for the three months ended

March 31, 2018 and $0.5 million for the year ended December 31, 2017. The increase is comprised of estimated additional costs relating to director and officer insurance, director’s fees and additional payroll. We expect to incur additional general and administrative expenses of approximately $1.6 million to $2.0 million that are not a current contractual obligation or otherwise factually supportable, which are comprised primarily of legal, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters.

(II)	Reflects the allocation of net income to the noncontrolling interests and stockholders’ equity.

(JJ)	Pro forma basic earnings per share is calculated by dividing pro forma consolidated net income attributable to our stockholders by the number of shares of common stock and restricted common stock issued in this offering and the concurrent private placement of common stock to Eldridge.

(KK)	Pro forma diluted earnings per share is calculated by dividing pro forma consolidated net income by the number of shares of common stock, restricted common stock and OP units issued in this offering, the Eldridge concurrent private placement and the formation transactions.

(LL)	During 2017, we completed 212 property acquisitions with an aggregate purchase price of $527.1 million (including transaction costs). This adjustment reflects the aggregate rental revenue from our 2017 completed acquisitions for the period prior to acquisition based on contractually specified cash base rent under leases for these properties in effect on the date of acquisition recorded on a straight-line basis, assuming completion of the acquisition had occurred on January 1, 2017. We amortize acquired above- and below-market leases as a decrease or increase to rental revenue, respectively, over the lives of the respective leases. This adjustment also reflects aggregate depreciation and amortization expense for the period prior to acquisition, which has been calculated on a straight-line basis based on the estimated useful lives of up to 40 years for buildings and 15 years for site improvements and, with respect to acquired in-place leases, the remaining terms of the respective leases.

(MM)	During 2017, we completed 47 property dispositions with an aggregate sale price, net of transaction costs, of $53.6 million. This adjustment reflects removal of aggregate rental revenue, interest income on direct financing lease receivables, depreciation and amortization expense and property expenses from our 2017 completed dispositions for the period prior to disposition, assuming the disposition had occurred on January 1, 2017. Additionally, this adjustment reflects the removal of $6.7 million of gain on dispositions of real estate, net from our 2017 completed dispositions during the year ended December 31, 2017.